EXHIBIT 10.1

January 16, 2020
Brian Crotty
c/o IHS Markit Ltd.
2099 Gaither Road
Rockville, MD 20850

Subject: Amended and Restated Terms of Employment

Dear Brian:

This letter agreement is intended to set forth the terms of your continued employment by IHS Global Inc. (the “Company”) as Executive Vice President, Head of Global Energy and Natural Resources of IHS Markit Ltd. (“IHS Markit”), an affiliate of the Company. The terms of this letter agreement are effective as of December 1, 2019 (the “Effective Date”). You are recognized as having continuous service with the Company from August 27, 1995.

1.Duties and Responsibilities. Your position reports to the person set forth on Exhibit A. Your principal work location is also set forth on Exhibit A. You will continue to devote your attention and time during working hours to the affairs and business of the Affiliated Group (as defined below) and use your best efforts to perform such duties and responsibilities as shall be reasonably assigned to you by the person set forth on Exhibit A and are consistent with your position. In addition, if requested by a member of the Affiliated Group, you agree to serve, without additional compensation, as an officer and director for any member of the Affiliated Group. For purposes of this letter agreement, the term “Affiliated Group” means IHS Markit and any corporation, partnership, joint venture, limited liability company or other entity in which IHS Markit has a 50% or greater direct or indirect interest, or otherwise controls and consolidates in its consolidated financial statements. Except for those boards or committees set forth on Exhibit A, you may not serve on corporate, civic or charitable boards or committees without the prior written consent of an authorized representative of IHS Markit.

2.Compensation and Benefits. Your compensation and benefits are as set forth below and in Exhibit A.

a.Annual Base Salary: You will receive an annual base salary of the amount set forth on Exhibit A, payable in installments in accordance with the payroll procedures of the Company (or the member of the Affiliated Group that pays your base salary) in effect from time to time. Your base salary includes compensation for all time worked, as well as appropriate consideration for any time off pursuant to IHS Markit’s personal time off policy, as provided in

Section 2(d). Your base salary will be considered for upward adjustment in succeeding years as part of IHS Markit’s annual salary adjustment process.

b.Annual Cash Incentive Compensation: You are eligible to participate in IHS Markit’s annual incentive program for similarly situated executives of IHS Markit, as amended or otherwise modified from time to time by the Human Resources Committee (“HR Committee”) of IHS Markit’s Board of Directors (the “Board”), on the terms set forth on Exhibit A. Except as provided in this paragraph and in Section 3, to qualify for a payment under the annual incentive program, you must remain continuously and actively employed by the Company, without having tendered a notice of resignation, through the date of payment, in accordance with the terms and conditions of such program. The annual incentive payment shall be made no later than end of February following the year for which such incentive is earned. The terms and conditions of the annual incentive program for any given performance period, including any performance measures and targets, will be approved at the discretion of the HR Committee.

c.Annual Long-Term Incentive Compensation: You are eligible to participate in IHS Markit’s annual incentive program for similarly situated executives of IHS Markit, as amended or otherwise modified from time to time by the HR Committee of the Board. Long-term incentive awards are discretionary and are governed by terms and conditions approved by the HR Committee, as set forth in the applicable award agreement and in the IHS Markit Ltd. 2014 Equity Incentive Award Plan (or other plan under which the long-term incentive award is granted, collectively or individually, as amended from time to time, the “LTI Plan”).

d.Personal Time Off: You will be eligible for participation in the Company’s personal time off policy, as may be amended from time to time.

e.Benefit Programs: During your employment with the Company, you and your eligible family members will continue to have the opportunity to participate in the employee benefit plans, policies and programs provided by the Company or another applicable member of the Affiliated Group, on such terms and conditions as are generally provided to similarly situated executives of IHS Markit and subject at all times to the eligibility requirements and rules of the relevant plans. These may include retirement, savings, medical, life, disability and other insurance programs, as well as an array of work/life effectiveness policies and programs. Please be aware that nothing in this letter agreement shall limit the sponsor’s ability to change, modify, cancel or amend any such plans, policies and programs.

3.Termination of Employment. In the event that your employment with the Company terminates for any reason, the terms of this letter agreement will exclusively govern the terms under which you may be eligible to receive severance and/or other separation benefits from IRS Markit.

a.You may resign employment with the Company upon six (6) months prior written notice to the Company, which the Company may waive in whole or in part.

b.If your employment is terminated by the Company for Cause (as defined below) or if you resign without Good Reason (as defined below) for reasons other than retirement, you will be entitled to receive: any earned but unpaid base salary or other amounts (including reimbursable expenses and any vested amounts or benefits owing under or in accordance with applicable employee benefit plans, policies and programs, including retirement plans and programs) accrued or owing through the Termination Date (as defined below), subject to such deductions as may be required by law (the “Accrued Benefits”) and neither the Company nor any other member of the Affiliated Group will have any further obligation to you, other than for any payments or benefits required to be made or provided under applicable law.

c.If your employment is terminated by the Company without Cause or by you for Good Reason, you will receive the following payments, benefits and terms:

i.the Accrued Benefits;

ii.severance comprised of (A) an amount equal to one times the sum of your annual base salary and target annual cash incentive opportunity, payable in twelve (12) equal monthly installments; and (B) the portion of your annual cash incentive for the fiscal year of termination that is tied to the achievement of IHS Markit’s performance objectives for such fiscal year, based on IHS Markit’s actual achievement of such performance objectives for the full fiscal year, prorated for the number of days that have elapsed during such fiscal year prior to the Termination Date, which will be paid following the close of the fiscal year of termination at such time as the annual cash incentive for such fiscal year is paid to IHS Markit’s then current senior executives, subject to such deductions as may be required by law;

iii.if you timely elect to continue your (and your eligible dependents’) medical, dental and vision coverage (if applicable) under IHS Markit’ s group health plans available to current similarly situated executives, IHS Markit will pay the employer share of premiums for a period of 12 months following the Termination Date; the employee contribution amount will be deducted from any severance you are eligible to receive. Thereafter, you may continue your coverage pursuant to COBRA on a self-pay basis provided that you remain eligible for such coverage. The forms requiring completion in order to continue coverage after your Termination Date, pursuant to COBRA, will be provided under separate cover at the appropriate time; and

iv.vesting of (A) any unvested options, restricted share units and other time-based equity awards granted to you on or after February 1, 2020 and held by you on the Termination Date, prorated for the number of days that have elapsed during the vesting period prior to the Termination Date; and (B) any unvested performance-based equity awards granted to you on or after February 1, 2020 and then held by you on the Termination Date, based on IHS Markit’s actual achievement of the applicable performance objectives for the full performance period, prorated for the number of days that have elapsed during such performance period prior to the

Termination Date. Any vested options, or options vested pursuant to this Section 3, will remain exercisable for the earlier of one year following the Termination Date or the expiration date of such option, subject to your compliance with Section 6.

d.If your employment is terminated on account of your death or Permanent Disability (as defined below), you, or your estate in the case of your death, will receive the following payments and benefits:

i.the Accrued Benefits;

ii.if you timely elect to continue your (and your eligible dependents’) medical, dental and vision coverage (if applicable) under IHS Markit’ s group health plans available to current similarly situated executives, IHS Markit will pay the employer share of premiums for a period of 12 months following the Termination Date (applicable to your family in the event of your death). Thereafter, you may continue your coverage pursuant to COBRA on a self-pay basis provided that you remain eligible for such coverage. The forms requiring completion in order to continue coverage after your Termination Date, pursuant to COBRA, will be provided under separate cover at the appropriate time; and

iii.any unvested options, restricted share units and other time-based equity awards then held by you will fully vest, and any unvested performance-based equity awards then held by you will fully vest, based on IHS Markit’s actual achievement of the applicable performance objectives for the full performance period. Any options will remain exercisable for the earlier of one year following the date of your death or Permanent Disability or the expiration date of such option, subject to your compliance with Section 6, if applicable.

e.If there is a Change in Control (as defined in the LTI Plan) after the Effective Date of this Agreement and, within eighteen (18) months of such Change in Control, your employment is terminated by the Company without Cause or you terminate your employment for Good Reason, you will receive the following payments and benefits:

i.the Accrued Benefits;

ii.severance comprised of (A) an amount equal to two times the sum of your annual base salary and target annual cash incentive opportunity, payable in twelve (12) equal monthly installments; and (B) your target cash incentive for the fiscal year of termination prorated for the number of days that have elapsed during such fiscal year prior to the Termination Date;

iii.if you timely elect to continue your (and your eligible dependents’) medical, dental and vision coverage (if applicable) under IHS Markit’ s group health plans available to current similarly situated executives, IHS Markit will pay the employer share of premiums for a period of 24 months following the Termination Date; the employee contribution amount will be deducted from any severance you are eligible to receive. Thereafter, you may continue your coverage pursuant to COBRA on a self-pay basis provided that you remain eligible for such coverage. The forms requiring completion in order to continue coverage after your Termination Date, pursuant to COBRA, will be provided under separate cover at the appropriate time; and

iv.vesting of (A) any unvested options, restricted share units and other time-based equity awards granted to you on or after February 1, 2020 and then held by you (and each such option will remain exercisable for the earlier of one year following the Termination Date or the expiration date of such option, subject to your compliance with Section 6) and (B) any unvested performance-based equity awards granted to you on or after February 1, 2020 and then held by you, which shall be deemed to have the equivalent nature and share value at “target” level.

f.You will be eligible for benefits under any retirement policy, if any, then in place for similarly situated executives of the Company if your employment is terminated on account of your retirement (as defined in the applicable policy).

g.If at any time you breach your obligations under Section 6 of this letter agreement, as determined by the Board or HR Committee in good faith, from and after the date of such breach, you shall no longer be entitled to, and the Company shall no longer be obligated to pay, any payments and benefits set forth in Sections 3(c) and 3(e), as applicable (the “Termination Payments”), including the vesting, continued exercisability and settlement of the Equity Awards (as defined below), other than the Accrued Benefits. For the avoidance of doubt, nothing contained herein shall in any way limit any right or remedy otherwise available to the Company. For purposes of this letter agreement, “Equity Awards” shall mean any equity awards that vest or for which the exercisability period is extended in accordance with Sections 3(c)(iv) and Section 3(e)(iv) of this letter agreement.

h.Upon the termination of your employment for any reason, you shall immediately resign, as of your Termination Date, from all positions that you then hold with any member of the Affiliated Group and any trade and other organizations in which you serve as a representative of IHS Markit. You hereby agree to execute any and all documentation to effectuate such resignations upon request by the Company, but you shall be treated for all purposes as having so resigned upon the Termination Date, regardless of when or whether you execute any such documentation.

i.During the term of this letter agreement, and, subject to any other business obligations that you may have, for the three year period following the Termination Date, you agree to assist the Affiliated Group in the investigation and/or defense of any claims or potential claims that may be made or threatened to be made against any member of the Affiliated Group, including any of their officers or directors (a “Proceeding”), and will assist the Affiliated Group in connection with any claims that may be made by any member of the Affiliated Group in any Proceeding. Unless precluded by law and subject to Section 4(a), you agree to promptly inform the Company if you are asked to participate in any

Proceeding or to assist in any investigation of any member of the Affiliated Group. In addition, you agree to provide such services as are reasonably requested by the Company or IHS Markit to assist any successor to you in the transition of duties and responsibilities to such successor. Following the receipt of reasonable documentation, the Company agrees to reimburse you for all of your reasonable out-of-pocket expenses associated with such assistance. Your request for any reimbursement, including reasonable documentation, must be submitted as soon as practicable and otherwise consistent with Company policy. In any event, your request for a reimbursement, including reasonable documentation, must be submitted by the October 31st of the year following the year in which the expense is incurred. The Company will generally reimburse such expenses within 60 days of the date they are submitted, but in no event will they be reimbursed later than the December 31st of the year following the year in which the expense is incurred. Nothing in this section is intended to force you to participate in any matter or cooperate in any manner to the extent adverse to your individual legal interests, as reasonably determined by independent counsel.

j.Definitions.

i.“Cause” means the occurrence of any of the following: (A) willful malfeasance, willful misconduct or gross negligence by you in connection with your duties, (B) continuing refusal by you to perform your duties under any lawful direction of the person set forth on Exhibit A after written or electronic notice of any such refusal to perform such duties or direction was given to you, (C) any willful and material breach of fiduciary duty owing to any member of the Affiliated Group by you, (D) your indictment of, or plea of guilty or nolo contendere to, a felony (or the equivalent of a felony in a jurisdiction other than the United States) or any other crime resulting in pecuniary loss or reputational harm to any member of the Affiliated Group (including theft, embezzlement or fraud) or involving moral turpitude, (E) your inability to perform the duties of your job as a result of on-duty intoxication or confirmed positive illegal drug test result, (F) your material breach of this letter agreement or any other agreement with the Company or any member of the Affiliate Group, or (G) your material breach of any policies (including sexual harassment policies) of the Company or any member of the Affiliate Group. For purposes of this provision, no act or failure to act on your part shall be considered “willful” unless it is done, or omitted to be done, by you in bad faith or without reasonable belief that your action or omission was in the best interest of the Company, IHS Markit or the applicable member of the Affiliated Group.

ii.“Good Reason” means the occurrence of any of the following: (A) the material diminution of your position (including titles, reporting relationships and compensation opportunity compared to similarly situated executives at the Company), duties or responsibilities, excluding immaterial actions not taken in bad faith; (B) the breach by the Company or other applicable member of the Affiliated Group of any of its material obligations under this letter agreement, excluding immaterial actions (or failures or action) not taken (or omitted to be taken) in bad faith; or (C) the Company’s relocation of your principal location of work by more than

50 miles (other than any relocation recommended or consented to by you); it being understood, however, that you may be required to travel on business to other locations as may be required or desirable in connection with the performance of your duties as specified in this letter agreement. Notwithstanding the foregoing, none of the events in clauses (A) through (C) above shall constitute Good Reason for purposes of this letter agreement unless (x) you provide the Company with a written notice specifying the circumstances alleged to constitute Good Reason within 90 days after you become aware of the first occurrence of such circumstances, (y) the Company or other member of the Affiliated Group fails to cure such circumstances in all material respects within 30 days following delivery to the Company of such notice and (z) your Termination Date occurs within 30 days following the expiration of the foregoing cure period, unless another Termination Date is mutually agreed to between you and the Company, which such Termination Date shall not be later than 6 months following the date you provided written notice to the Company.

iii.“Permanent Disability” will be deemed to occur when it is determined (by the disability carrier of the Company or another applicable member of the Affiliated Group for the primary long-term disability plan or program applicable to you because of your employment with the Company) that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

iv.“Termination Date” means the effective date of your termination of employment. In the event of your death or Permanent Disability prior to the date your employment would otherwise terminate hereunder, the “Termination Date” will be the effective date of termination of your employment by reason of death or Permanent Disability.

4.Employee Protection and Defend Trade Secrets Act of 2016.

a.Nothing in this letter agreement or otherwise limits your ability to communicate directly with and provide information, including documents, not otherwise protected from disclosure by any applicable law or privilege to the U.S. Securities and Exchange Commission (the “SEC”) or any other governmental agency or commission (“Government Agency”) regarding possible legal violations, without disclosure to the Company. No member of the Affiliated Group may retaliate against you for any of these activities, and nothing in this letter agreement or otherwise requires you to waive any monetary award or other payment that you might become entitled to from the SEC or any other Government Agency.

b.Pursuant to Section 7 of the Defend Trade Secrets Act of 2016 (which added 18 U.S.C. § 1833(b)), the Company and you acknowledge and agree that you shall not have criminal or civil liability under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition and without limiting the preceding sentence, if you file a lawsuit for retaliation by any member of the Affiliated Group for reporting a suspected violation of law, you may disclose the trade secret to your attorney and may use the trade secret information in the court proceeding, if you (A) file any document containing the trade secret under seal and (B) do not disclose the trade secret, except pursuant to court order. Nothing in this letter agreement or otherwise is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section.

5.Release and Timing of Payments and Benefits. Any payment or benefit that you are eligible to receive under Section 3, as applicable, other than any Accrued Benefits, will be contingent on your execution of a release in a form reasonably acceptable to IHS Markit within 45 days of the date of your separation from service and non-revocation of such release. If you fail to execute such a release, or if you revoke such a release, within such 45-day period, you will not be eligible to receive any payment or benefit under Section 3. If you execute such a release within such 45-day period and do not revoke such release, then the applicable payment shall commence on the first possible payroll following the 65th day of your separation from service and, except as otherwise set forth in Section 3, the applicable vesting benefits set forth under Section 3, shall occur on the 15th day of the month following the 65th day of your separation following the execution of such release; provided that any payments under this letter agreement that could be paid during a period that begins in one taxable year and ends in a subsequent taxable year shall be paid in the subsequent taxable year. The payments or benefits you are eligible to receive under Section 3 are in lieu of any termination payments or benefits which you might otherwise be eligible to receive under any standard severance plan, policy or program maintained by any member of the Affiliated Group or under applicable law.

6.Restrictive Covenants. During your employment by the Company (or other applicable member of the Affiliated Group), and for a period of twelve (12) months following termination of your employment, whatever the reason for such termination, you hereby agree that you will not (i) directly or indirectly, or as a shareholder, partner, employee, consultant or participant in any business entity, engage in or assist any other person or entity to engage in any business in which the Company or any member of the Affiliated Group is engaging or actively planning to engage in at the Termination Date, or (ii) solicit or attempt to entice away from IHS Markit or any member of the Affiliated Group, or otherwise interfere with the business relationship of IHS Markit or any member of the Affiliated Group with, any person who is, or was during the term of your employment an employee, or, to your knowledge, a customer of, consultant to, supplier to or other person or entity having material business relations with IHS Markit or any member of the Affiliated Group. Although you acknowledge and agree that the restrictions herein are reasonable, to the extent that any part of this Section 6 may be invalid, illegal or unenforceable for any reason, it is intended that such part shall be enforceable to the maximum extent that a court of competent jurisdiction shall determine that such part, if more limited in scope, would have been enforceable, and such part shall be deemed to have been so written and the remaining parts shall as written be effective and enforceable in all events. In the event of any conflict between the restrictive covenants in this Section 6 and those contained in any other agreement to which you are subject, the restrictive covenants in this Section 6 shall govern. Subject to Section 4(a), any Confidentiality and/or Innovation Agreement previously executed by you shall remain in full force and effect.

7.Confidentiality. In the ordinary course of your employment you will be exposed to information about the business of the Company, the Affiliated Group and its (or their) clients and customers, which is confidential or is commercially sensitive and which may not be readily available to competitors or the general public and which if disclosed would be liable to cause harm to the Company (or to a member of the Affiliated Group). You must not whether during or after your employment, except as expressly authorized by the Company in writing, reveal to any person, firm, or organization or otherwise make use of any such information, including Confidential Information. For purposes of this Section, Confidential Information includes but it not limited to any trade secret, information of a private, secret or confidential nature, confidential operations, processes, dealings or any information (other than that within the public domain) concerning the business finances or affairs of the Company, any member of the Affiliated Group or any of their respective customers, clients or suppliers (including but not limited to terms of contracts or arrangements; price lists or pricing structures; existing or potential projects; manner and methods of conducting business [historical, current and future]; lists of or account information regarding customers, clients or suppliers; disputes; business development and/or marketing programs and plans, including any proposals relating to the acquisition or disposal of a company or business or any part thereof or to any proposed expansion or contraction of activities, employees or officers; source codes and computer systems; software; financial plans; information and results [save to the extent that these are included in published audited accounts]; targets and statistics; designs; formulae; prototypes; research and development activities; technology; company strategy; risk models; algorithms; know-how; models; any document marked ‘Confidential’ [or with a similar expression] or any information which you have been told is confidential or which you might reasonably expect the Company would regard as confidential; or any information which has been given to the Company or a member of the Affiliated Group in confidence by suppliers or other persons) which may come to your knowledge during your employment, whether or not the same is committed to in writing.

You acknowledge and agree that the Confidential Information has been acquired, compiled, and developed by IHS Markit at its great effort and expense, and that IHS Markit is engaged in a highly competitive business and that its competitive position and commercial value depends upon its ability to maintain the confidentiality of the Confidential Information. You further acknowledge and agree that improperly disclosing, divulging, revealing or using any of the Confidential Information will be highly detrimental to IHS Markit, and that serious loss of business and damage will result.

Nothing in this letter agreement prohibits or prevents you from filing a charge with or participating, testifying, or assisting in any investigation, hearing, whistleblowing proceeding, or other proceeding before any federal, state, or local government agency (as stated in Section 4(a) above); or disclosing Confidential Information as may be required by applicable law or regulation or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosures shall not exceed the extent of disclosure required by such law, regulation or order. In the event you are served with a court order, notice, subpoena, or similar request compelling the disclosure of Confidential Information, you shall give prompt notice to IHS Markit so that IHS Markit may contest any such production.

8.Code of Conduct & Other Mandatory Training. As a condition of your continued employment by the Company under the terms of this letter agreement, you must read, understand and abide by all applicable compliance policies found on the IHS Markit compliance website, as updated from time to time. You must complete any required online compliance training for your position within 30 days after it becomes available. In addition, you understand that within 30 days after it becomes available, you must complete any and all additional training that the Company determines is appropriate for your position during the course of your employment. These compliance policies do not form part of your contract of employment with the Company. To the extent there is a conflict between the terms of this letter agreement and any such handbook, policy or procedure, then this letter agreement shall prevail.

9.Share Ownership Guidelines. In consideration of and as a condition of your continued employment by the Company under the terms of this letter agreement, among other things, you will be required to acquire and maintain a meaningful ownership interest, in the form of shares or share units, in IHS Markit’s common shares. The ownership levels vary by position and are equal to a multiple of your base salary as set forth under IHS Markit’s share ownership guidelines as amended or otherwise modified by the HR Committee from time to time. You will receive additional information concerning these share ownership guidelines separately.

10.Recoupment. Notwithstanding anything to the contrary in this Agreement or any equity or other compensation award agreement between the Company and you, you hereby acknowledge and agree that all compensation paid to you by the Company, whether in the form of cash, equity or any other form of property will be subject to any compensation recapture policies established by the Company from time to time, in its sole discretion, in order to comply with the law, rules or other regulatory requirements applicable to the Company or its employees including without limitation any such policy that is intended to comply with (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules and regulations promulgated thereunder and (ii) the Remuneration Code published by the UK Financial Conduct Authority or another applicable regulatory authority.

11.Data Protection. The Company has a legitimate interest in the monitoring and recording of the Company’s or any member of the Affiliated Group’s electronic communications systems for the purpose of ensuring that the Company’s rules are being complied with and for legitimate business purposes. The Company reserves the right for authorized individuals or agents instructed by the Company, to access any program or data held on any computer or other electronic device used by you in the course of performing your duties of employment.

You are required to comply at all times with the Company’s information security and data protection policies as amended from time to time. In particular, you must carry out your duties in such a way as to ensure that the Company complies with its obligations under applicable data protection legislation as in force from time to time. The Company will collect and process personal data about you in connection with your employment and for operating its business. The Company will process such personal data in accordance with applicable data protection legislation as in force from time to time. Following the termination of your employment, the Company may also hold, process and disclose such personal data for the purposes of providing references and information to future employers, and if necessary, to governmental, quasi-governmental, regulatory bodies and the general business purposes of the Company.

For further information about how the Company processes personal data and your rights in relation to personal data, consult the privacy and data protection policies, which can be accessed from the company intranet. These policies explain what information about personnel the Company will commonly collect and process. It also explains the reasons for the processing, how long the Company typically keeps personal data, your rights regarding your personal data, when the Company may share personal data, and when the Company may transfer it outside the European Economic Area. Any questions about the Company’s data protection policies or practices, or your rights regarding your personal data should be referred to the Company’s Chief Privacy/Data Protection Officer at privacy@ihsmarkit.com.

12.Outside Interests. So long as you are employed by the Company, you must not, without the written consent of the Company, be in any way, directly or indirectly, employed, engaged or concerned in any business or undertaking where this is likely to be in conflict with the interests of the Company or where this may adversely affect the efficient discharge of your duties.

13.Miscellaneous.

a.Notices. Notices given pursuant to this letter agreement shall be in writing and shall be deemed received when personally delivered, or on the date of written confirmation of receipt by (i) overnight carrier, (ii) registered or certified mail, return receipt requested, postage prepaid, or (iv) such other method of delivery as provides a written confirmation of delivery. Notice to the Company or IHS Markit shall be directed to:

Attn: Sari Granat
Executive Vice President, Chief
Administrative Officer & General Counsel
IHS Markit Ltd.
450 West 33rd Street, Fifth Floor
New York, New York 10001
Facsimile No.: 212-205-7123

Notices to or with respect to you will be directed to you, or in the event of your death, your executors, personal representatives or distributees, at your home address as set forth in the records of the Company, with a copy to your attorney if notified in writing to the company.

b.Assignment of this Letter Agreement. This letter agreement is personal to you and shall not be assignable by you without the prior written consent of the Company. This letter agreement shall inure to the benefit of and be binding upon the Company and its respective successors and assigns (and, as applicable, to the members of the Affiliated Group).

c.The Company may assign this letter agreement, without your consent, to any member of the Affiliated Group or to any other respective successor (whether directly or indirectly, by agreement, purchase, merger, consolidation, operation of law or otherwise) to all, substantially all or a substantial portion of the business and/or assets of the Company, as applicable. If and to the extent that this letter agreement is so assigned, references to the “Company” throughout this letter agreement shall mean the Company as hereinbefore defined and any successor to, or assignee of, its business and/or assets.

d.Merger of Terms. This letter agreement supersedes all prior discussions and agreements between you and the Company or any member of the Affiliated Group with respect to the subject matters covered herein, except for the relocation benefits provided for in the letter dated January 11, 2019 regarding Relocation/Assignment – United States to London, UK.

e.Indemnification. The Company or another applicable member of the Affiliated Group shall indemnify you to the maximum extent permitted by law and the bylaws applicable to your services as an officer or director of IRS Markit or any member of the Affiliated Group in effect on the date hereof, with respect to the work you have performed on behalf of, or at the request of, the Company or any member of the Affiliated Group during the term of this letter agreement.

f.Governing Law; Amendments. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. This letter agreement may not be amended or modified other than by a written agreement executed by you and an authorized employee of IRS Markit.

g.Tax Withholding. The Company may withhold from any amounts payable under this letter agreement, including payment in cash or shares upon the vesting of equity incentive awards, such federal, state or local taxes (including any social security contributions) as shall be required to be withheld pursuant to any applicable law or regulation.

h.No Right to Continued Service. Nothing in this letter agreement shall confer any right to continue in employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of you or the Company, which rights are hereby expressly reserved by each, to terminate your employment at any time and for any reason, with or without Cause.

i.Choice of Forum. The Company and you each hereby irrevocably and unconditionally submit to the exclusive jurisdiction of any New York state or federal court of the United States of America sitting in the State of New York, and any appellate court thereof, in any action or proceeding arising out of or relating to this letter agreement or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York state court or, to the extent permitted by law, in such federal court. The Company and you agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

j.Severability; Captions. In the event that any provision of this letter agreement is determined to be invalid or unenforceable, in whole or in part, the remaining provisions of this letter agreement will be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law. The captions in this letter agreement are not part of the provisions of this letter agreement will have no force or effect.

k.Section 409A. The terms and provisions of all compensation arrangements (including any payments or benefits provided under this Agreement) are designed and intended to comply with or be exempt from Section 409A and to be exempt from section 457A so as to avoid the application of any additional taxes under such sections. The provisions of this Section 9(k) will only apply if and to the extent required to avoid the imposition of taxes, interest and penalties on you under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). Section 409A applies to nonqualified deferred compensation which exists if an individual has a “legally binding right” to compensation that is or may be payable in a later year. In furtherance of the objective of this Section 13(k) to the extent that any regulations or other guidance issued under Section 409A would result in your being subject to payment of taxes, interest or penalties under Section 409A, you and the Company agree to use our best efforts to amend this letter agreement and any other plan, award, arrangement or agreement between you and the Company in order to avoid or limit the imposition of any such taxes, interest or penalties, while maintaining to the maximum extent practicable the original intent of the applicable provisions. This Section 13(k) does not guarantee that you will not be subject to taxes, interest or penalties under Section 409A with respect to compensation or benefits described or referenced in this letter agreement or any other plan, award, arrangement or agreement between you and the Company.

To the extent that any payment under this letter agreement is subject to Section 409A and is payable as a result of your termination of employment with the Company, “termination of employment” will be interpreted as “separation from service” (as defined under Section 409A). Your right to receive any installment payments under this letter agreement, including without limitation any continuation salary payments that are payable on the Company’s payroll dates, will be treated as a right to receive a series of separate payments and, accordingly, each such installment payment will at all times be considered a separate and distinct payment as permitted under Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder will be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

Furthermore, and notwithstanding any contrary provision in this letter agreement or any other plan, award, arrangement or agreement between you and the Company, to the extent necessary to avoid the imposition of taxes, interest and penalties on you under Section 409A, if at the time of the termination of your employment you are a “specified employee” (as defined in Section 409A), you will not be entitled to any payments upon termination of employment until the first day of the seventh month after the termination of employment and any such payments to which you would otherwise be entitled during the first six months following your termination of employment will be accumulated and paid without interest on the first day of the seventh month after the termination of employment.

Furthermore, and notwithstanding any contrary provision in this letter agreement or in any other plan, award, arrangement or agreement between you and the Company that: (i) provides for the payment of nonqualified deferred compensation that is subject to Section 409A; and (ii) conditions payment or commencement of payment on one or more employment-related actions, such as the execution and effectiveness of a release of claims or a restrictive covenant (each an “Employment-Related Action”) (any such plan, award, arrangement or agreement is a “Relevant Plan”):

i.if the Relevant Plan does not specify a period or provides for a period of more than 90 days for the completion of an Employment Related Action, then the period for completion of the Employment Related Action will be the period specified by the Company, which shall be no longer than 90 days following the event otherwise triggering the right to payment; and

ii.if the period for the completion of an Employment- Related Action includes the January 1 next following the event otherwise triggering the right to payment, then the payment shall be made or commence following the completion of the Employment-Related Action, but in no event earlier than that January 1.

l.Parachute Payments. If there is a change in ownership or control of the Company that causes any payment, distribution or benefit provided by the Company (or any person whose actions result in a change in ownership covered by Section 280G(b)(2)), to or for the benefit of the Executive (a “Payment”) to be subject to the excise tax imposed by Section 4999 of the Code (such excise tax, together with any interest or penalties incurred by the Executive with respect to such excise tax, the “Excise Tax”) (any such Payment, a “Parachute Payment”), then the following provisions shall apply:

i.If the Parachute Payment, reduced by the sum of (A) the Excise Tax and (B) the total of the federal, state, and local income and employment taxes payable by the Executive on the amount of the Parachute Payment which are in excess of the Threshold Amount (as defined below) (such sum, the “Aggregate Taxes”), are greater than or equal to the Threshold Amount, the Executive shall be entitled to the full benefits payable under this Agreement.

ii.If the Threshold Amount is less than (A) the Parachute Payment, but greater than (B) the Parachute Payment reduced by the sum of the Aggregate Taxes, then the Parachute Payment shall be reduced (but not below zero) to the extent necessary so that the sum of all Parachute Payments shall not exceed the Threshold Amount. In such event, the Parachute Payment shall be reduced in the following order: (1) cash payments not subject to Code Section 409A; (2) cash payments subject to

Code Section 409A; (3) stock options (and other exercisable awards) that have exercise prices higher than the then fair market value price of the stock (based on the latest vesting tranches), (4) restricted stock and restricted stock units based on the last ones scheduled to be distributed, (5) other stock options based on the latest vesting tranches, and (6) other non-cash forms of benefits. To the extent any payment is to be made over time (e.g., in installments, etc.), then the payments shall be reduced in reverse chronological order.

iii.For the purposes of this section, “Threshold Amount” shall mean three times the Executive’s “base amount” within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00).

Please acknowledge your agreement with the terms of this letter agreement by signing and dating the enclosed copy and returning it to me.

Sincerely,

IHS MARKIT

By:	/s/ Sari Granat

Name: Sari Granat
Title: Executive Vice President, Chief Administrative Officer and General Counsel

Accepted and Agreed:
/s/ Brian Crotty
(Signature)
Jan. 17, 2020
(Date)
Name:	Brian Crotty
Title:	Executive Vice President, Head of Global Energy and Natural Resources

EXHIBIT A

Reporting To..........................	Chief Executive Officer of the Company

Principal Work Location........	Rockville, MD

Board or Committee Memberships..........................	None.

Annual Base Salary................	$506,556 less applicable taxes and required withholding.

Annual Cash Incentive Compensation........................
For fiscal year 2020 the annual cash incentive program in which you are eligible to participate shall be the Cash Incentive Plan, as amended or otherwise modified by the HR Committee from time to time. For fiscal year 2020, your target cash incentive opportunity is 100% of your Annual Base Salary (the “Target Cash Incentive”) and the actual incentive payment may range from 0% - 200% of target, based on IHS Markit’s performance and achievement of your individual performance objectives, as determined by the HR Committee

16